May 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkins
Vanessa Robertson
Jason Drory
Tim Buchmiller

Re:	Haleon plc (formerly DRVW 2022 Limited)

Draft Registration Statement on Form 20-F

Submitted December 23, 2021

CIK No. 0001900304

Ladies and Gentlemen:

On behalf of Haleon plc (formerly DRVW 2022 Limited) (the “Company”), we hereby confidentially submit a fifth Draft Registration Statement on Form 20-F (“Submission No. 5”).

The Company previously confidentially submitted a Draft Registration Statement on Form 20-F with the United States Securities and Exchange Commission (the “Commission”) on December 23, 2021 (the “Draft Submission”). On January 19, 2022, the Company received a comment letter with respect to the Draft Submission (“Comment Letter No. 1”) from the staff of the Commission (the “Staff”). On February 14, 2022, the Company confidentially submitted a second Draft Registration Statement on Form 20-F (“Submission No. 2”), along with a response letter in order to address the Comment Letter (“Response Letter No. 1”). On March 2, 2022, we were informed orally that the Staff had no additional comments on Submission No. 2. On April 5, 2022, the Company confidentially submitted a third Draft Registration Statement on Form 20-F (“Submission No. 3”), along with a response letter in

U.S. Securities and Exchange Commission, p. 2

order to update its initial response in Response Letter No. 1 with respect to the first comment in Comment Letter No. 1. On April 20, 2022, the Company received a comment letter with respect to Submission No. 3 (“Comment Letter No. 2”). Further, on May 10, 2022, the Company confidentially submitted a fourth Draft Registration Statement on Form 20-F (“Submission No. 4”), along with a response letter in order to address Comment Letter No. 2. On May 20, 2022, the Company received a comment letter with respect to Submission No. 4 (“Comment Letter No. 3”).

For ease of review, we have set forth below each of the numbered comments of your Comment Letter No. 3 in bold type followed by the Company’s responses thereto. Capitalized terms used but not defined herein have the respective meanings set forth for such terms in Submission No. 5.

Questions and Answers about Separation

What is Separation?, page 13

1.

We note your revised disclosure on page 16 where you no longer depict the Non-Voting Preference Shares in your table at the bottom of page 16. However, we note your disclosure elsewhere that there will be “25 million fully paid non-voting preference shares of £1 each in the capital of the Company.” Please revise your table here and at the bottom of page 78 to clearly depict the non-voting preference shares that will be outstanding following the Demerger, the Share Exchanges and the NVPS Sale.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 16 and 79 of Submission No. 5 to clarify that immediately following the NVPS Sale, 25,000,000 Non-Voting Preference Shares will be held by one or more third party investor(s).

Tax Covenant, page 253

2.

We note your disclosure on page 64 that the “Tax Covenant agreement will restrict the Company’s ability to engage in certain transactions.” Please update your disclosure on page 253 to discuss the material terms of the agreement, including the restrictions on the Company’s ability to engage in certain transactions or otherwise advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 262 of Submission No. 5 to discuss the material terms of the Tax Covenant, including a description of the restrictions on the Company’s ability to engage in certain transactions.

Limitations on the Depositary’s Liability, page 274

3.

We note Section 19 of the Deposit Agreement filed as Exhibit 2.1 and your revisions to pages 276 and 277 discussing your exclusive forum provision. Please provide clear risk factor disclosure regarding the potential risks to investors, including, as examples only, increased costs to bring a claim and the possibility that such provisions may discourage the filing of claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. You should also address whether there is any question as to whether a court would enforce the provision.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 70 of Submission No. 5 to include a new risk factor with respect to the exclusive forum provision in the Deposit Agreement.

U.S. Securities and Exchange Commission, p. 3

Exhibits

4.

We note that you have not filed as exhibits any employment contracts with your executive officers or any management compensatory plans such as the “three discretionary share-based incentive plans: the PSP, the DABP and a share value plan (the “SVP”) (together, the “Executive Plans”)” you reference on page 213 as required by Instruction 4(c) to the Exhibits in Form 20-F. Please advise us whether you are relying on Instruction 4(c)(v) because you are not required to file these documents in your home country, or tell us why you otherwise believe that these documents do not need to be filed.

Response: The Company respectfully advises the Staff that it has submitted the service agreements entered into by the Group with the Chief Executive Officer and the Chief Financial Officer as Exhibit 4.1 and Exhibit 4.2, respectively, to Submission No. 5. The Company advises the Staff that it does not intend to file the service agreements with other members of the Senior Management who are not Directors in reliance on Instruction 4(c)(v) to the Exhibits in Form 20-F, because the Group is not required to file these agreements in its home country and such documents are not otherwise publicly disclosed by the Group. The Company also advises the Staff that it does not intend to file the Executive Plans as exhibits to the registration statement in reliance on Instruction 4(c)(iv) to the Exhibits in Form 20-F, because the Executive Plans are available by their terms to employees and officers generally and the operation of the Executive Plans uses the same method to allocate benefits to management and non-management participants.

General

5.

We note your risk factor on page 53 where you indicate that inflation could materially and adversely affect your business. Please update this risk factor or include an additional risk factor discussing how recent inflationary pressures have impacted your operations consistent with your disclosure on page 152. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: The Company respectfully advises the Staff that it has revised the risk factor on page 53 of Submission No. 5 to discuss the impact of inflationary pressures on the Group’s operations consistent with the disclosure on page 153 of Submission No. 5.

U.S. Securities and Exchange Commission, p. 4

Please do not hesitate to contact me at +44 20 7614 2237 with any questions regarding this correspondence.

Sincerely yours,

/s/ Sebastian R. Sperber
Sebastian R. Sperber

cc:	Iain Mackay, Chief Financial Officer, GSK plc

James Ford, Senior Vice President and General Counsel, GSK plc

David Redfern, Chief Strategy Officer, GSK plc

Brian McNamara, CEO, GSK Consumer Healthcare, GSK plc